UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of January 2022

Commission File Number:               001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

R. Dr. Ricardo Benetton Martins, 1,000

Pólis de Tecnologia-Prédio 23B,

Campinas-State of São Paulo

13086-902 - Brazil

+55 19 21024500

(Address of principal executive office))

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

CI&T acquires Somo to accelerate its growth in EMEA

Campinas, Brasil - January 14, 2022 - Business Wire - CI&T (NYSE: CINT), a global digital specialist, announces today the execution of a sale and purchase agreement to acquire Somo Global Ltd ("Somo"), an award winning digital product agency headquartered in the UK, to accelerate its growth in EMEA, the second-largest market for digital services.

In this strategic move, Somo will join CI&T’s EMEA operation and enhance its growing operations by adding almost 300 digital specialists with deep expertise in digital products, working with some of the world’s largest brands including Audi, Vanguard, Vodafone and Virgin Media, among others.

Somo is one of the UK’s leading independent digital product agencies, recognized by Econsultancy's prestigious Top 100 ranking (2019). With offices in the UK, USA and Colombia, Somo delivers digital ambitions at pace and scale across several verticals including automotive, financial services, utilities and telecom.  Its strong leadership team brings a proven track record of delivering business performance, winning and growing digital transformation programs internationally.

In 2021, Somo was recognized as the "European Digital Transformation Company of the Year" by CIO Europe Magazine, won the prestigious "The Drum Recommends" award for Software Development and Digital Strategy, and topped Campaign Magazine and Great Place to Work® rankings as the best place to work for in the UK and Colombia. Prior to this, Somo was listed as one of America’s highest-scoring businesses in Inc. magazine’s annual "Best Workplaces", ranking as the best place to work in South Carolina and D.C.

“Somo and CI&T have a similar culture - people first, innovation-driven and a strong reputation with global brands. Together we will be able to combine the power of a global company with the strength of a strong European player”, said Cesar Gon, CI&T’s founder and CEO.

“It’s an honor to join the CI&T family, who, like Somo, is a founder-led company with shared values. We have no doubt that this deal will provide a successful future for all of our stakeholders; including our people and clients.  We are committed to support CI&T’s international expansion across EMEA, leveraging the extensive experience of Somo’s leadership team in growing businesses globally” added Nick Hynes, CEO and Carl Uminski, COO and Co-Founders of Somo.

The base purchase price for the acquisition is £49 million (US$ 67 million), of which up to 25% will be paid in the form of Class A Common shares of CI&T, plus an earn-out clause of up to £9.8 million (US$ 13 million) based on future performance. Somo recorded approximately £25 million (US$ 34 million) in Net Revenue in 2021, a 41% growth compared to 2020. The completion of this transaction is subject to the satisfaction of customary closing conditions and is expected to happen during the first quarter of 2022.

About CI&T

CI&T (NYSE: CINT) is a global digital specialist, a partner in end-to-end digital transformation for 50+ Large Enterprises & Fast Growth Clients. As digital natives, we bring a 26-year track record of accelerating business impact through complete and scalable digital solutions. With a global presence in 8 countries with a nearshore delivery model, CI&T is the Employer of Choice for more than 5,500 professionals in strategy, data science, design and engineering, unlocking top-line growth, improving customer experience, and driving operational efficiency.

About Somo

Co-founded in 2010 by Nick Hynes and Carl Uminski, Somo is the UK’s leading independent digital product agency, delivering digital ambitions at pace and scale for some of the world’s largest  brands and coolest start-ups.   Somo has pioneered over 1000 products for over 100 world-leading brands including Audi, HSBC, Vanguard, Vodafone, Virgin Media, and many more. Somo has been recognised as Digital Transformation Company of the Year (CIO Applications Europe Magazine, 2021), #1 pure-play Design and Build agency (The Drum, 2021), #1 agency for creativity and innovation, digital strategy and software development (The Drum Recommends, 2020-21), and has repeatedly topped Best Place to Work rankings across the UK, US and Colombia.

Cautionary statement on forward-looking statements

This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, which include but are not limited to: expectations relating to revenues and other financial or business metrics; statements regarding relationships with clients; and any other statements of expectation or belief. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” "scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements represent our management's beliefs and assumptions only as of the date of this press release. You should read this press release with the understanding that our actual future results may be materially different from what we expect. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from results expressed or implied in this press release. Such risk factors include, but are not limited to, those related to the current and future impact of the COVID-19 pandemic on our business and industry; the effects of competition on our business; uncertainty regarding the demand for and market utilization of our services; the ability to maintain or acquire new client relationships; general business and economic conditions; our ability to successfully integrate acquisitions; and our ability to successfully execute our growth strategy and strategic plans. Additional information concerning these, and other risks and uncertainties are contained in the "Risk Factors" section of CI&T's registration statement on Form F-1. Additional information will be made available in our annual reports on Form 20-F, and other filings and reports that CI&T may file from time to time with the SEC. Except as required by law, CI&T assumes no obligation and does not intend to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Investor Relations Contact:

Eduardo Galvão

egalvao@ciandt.com

Media Relations Contact

Kate Axelby

kate.axelby@teamlewis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2022

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer